Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES APPOINTS NEW MEMBER TO BOARD OF DIRECTORS

HOUSTON, TX, March 31, 2010 - Stage Stores, Inc. (NYSE: SSI) today announced that Cheryl N. Turpin has been appointed to the Company's Board of Directors. Her appointment brings the Board's membership to eight directors. Ms. Turpin has been named to the Board's Compensation Committee and Corporate Governance and Nominating Committee.

Ms. Turpin has over 30 years of experience within the retail industry. From 1994 through 1997, Ms. Turpin was President and CEO of the Limited Stores. From 1990 to 1994, she was President and CEO of Lane Bryant, and prior to that she was President and CEO of Weinstocks, a full line department store. Ms. Turpin also serves on the Boards of Footlocker, Inc. and The Warnaco Group, Inc.

Jim Scarborough, Chairman of the Board of Directors, commented, "We are extremely pleased to welcome Cheryl to our Board. Considering Cheryl's exceptional credentials, successful track record and broad knowledge of the retail industry, I am confident that she will make an outstanding addition to our Board. We look forward to her insight and counsel as we implement our growth strategies."

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 770 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

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